IVR Invesco Mortgage Capital Inc.

Notice of 2016 Annual Meeting of Stockholders

Proxy Statement

Your vote is important
Please vote by using the Internet, the telephone
or by signing, dating and returning a proxy card



A Letter to Our Stockholders

Our financial results
For detailed information regarding our financial results, see our 2015 Annual Report on Form 10-K available at www.invescomortgagecapital.com.

Dear Fellow Stockholder:

During 2015, our company delivered attractive investment income and achieved further reductions in book value volatility consistent with management's value proposition to stockholders. In a challenging market environment our company continued to position for the future and deployed capital in the best interests of stockholders through dividends and stock repurchases.

All members of the Board are very cognizant of the fact that we are here because you have entrusted us to be stewards of your investment. I would like to take this opportunity to highlight below a few of the many areas in which the Board focuses its attention.

We are committed to strong governance. For more information regarding our corporate governance practices, see **Corporate Governance** beginning on page 8.

Board Composition and Effectiveness. The Board remains committed to ensuring that it is composed of a highly capable group of directors who are well-equipped to oversee the success of the company and effectively represent the interests of our stockholders. We encourage you to review the qualifications, skills and experience that we have identified as important attributes for directors of our Company and how they match up to each of our directors.

It has always been the aim of the Board to operate in the most efficient and effective manner possible. Therefore, each year the Board, with the assistance of an external advisor, conducts an evaluation of the performance of our Board and each of its committees. Directors complete a detailed questionnaire regarding the Board, participate in one-on-one interviews with the advisor, receive in-person feedback from the advisor based on the questionnaire and interviews, and determine ways in which the Board can modify its activities to further enhance the operations of the Board and its committees.

We are externally managed and our executive officers are compensated by our manager. For more information regarding our manager's executive compensation programs, see **Compensation Discussion and Analysis** beginning on page 17.

Executive Compensation and Our Management Agreement. We pay a fee to our manager, Invesco Advisers, Inc., to manage your company; we have no direct employees. Our manager, in turn, manages and determines compensation of its employees, including our executive officers. Our manager does, however, consult with your Board in an annual discussion of the philosophy, process, and structure of executive compensation. Accordingly, your board has the opportunity to understand the compensation of its executives and satisfy ourselves that they are not inconsistent with stockholder interests.

In addition, each year the Board's independent directors engage in a review of the management agreement with our manager in the context of a review of peer company management fees. The Board is focused on ensuring that the management fee remains appropriate and in-line with market practices.

We are committed to stockholder engagement and encourage an open dialogue. For more information on how to communicate with our Board, see **Important Additional Information** beginning on page 36.

Stockholder Outreach and Communicating with the Board. As we conduct the activities of the Board, a key priority is ensuring robust outreach and engagement with you, the owners of the Company. The Board is committed to stockholder engagement and encourages an open dialogue. Please continue to share your thoughts with us on any topic as we value your input, investment and support. The Board has established a process to facilitate communication by stockholders with Board members. Communications can be addressed to the Board of Directors in care of the Office of the Secretary, Invesco Mortgage Capital Inc., 1555 Peachtree Street NE, Atlanta, Georgia 30309 or by e-mail to company.secretary@invescomortgagecapital.com.

Proxy statement summary
For a convenient overview of the matters to be voted on at our Annual Meeting, see **Proxy Statement Summary** beginning on page 1.

Annual Meeting Invitation. You are cordially invited to attend the 2016 Annual Meeting of Stockholders of Invesco Mortgage Capital, which will be held on Wednesday, May 4, 2016, at 2:00 p.m., Eastern Time, in the Appalachians Room, 18th Floor, at Invesco's Global Headquarters, located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309.

Your vote is important and we encourage you to vote promptly. Whether or not you are able to attend the meeting in person, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials ("Notice") on how to vote via the Internet or via the toll-free telephone number, or request a paper proxy card to complete, sign and return by mail so that your shares may be voted.

On behalf of the Board of Directors, I extend our appreciation for your continued support.

Sincerely,



James S.Balloun
Chairman

Notice of 2016 Annual Meeting of Stockholders

To our Stockholders:

The 2016 Annual Meeting of Stockholders of Invesco Mortgage Capital Inc. will be held at the following location and for the following purpose:

When   Wednesday, May 4, 2016, at 2:00 p.m., Eastern Time

Where   Invesco Mortgage Capital Inc.'s Headquarters
Appalachians Room, 18th Floor
1555 Peachtree Street N.E.
Atlanta, Georgia 30309

**Items of
business**   1 To elect six (6) directors to the Board of Directors to hold office until the
annual meeting of stockholders in 2017;
2 To hold an advisory vote to approve the company's executive compensation;
3 To appoint PricewaterhouseCoopers LLP as the company's independent
registered public accounting firm for the fiscal year ending December 31,
2016; and
4 To consider and act upon such other business as may properly come before
the meeting or any adjournment thereof.

**Who can
vote**   Only holders of record of our common stock on March 7, 2016 are entitled to
notice of and to attend and vote at the Annual Meeting and any adjournment
or postponement thereof.

Review your Proxy Statement and vote in one of four ways:

 **Via the Internet**
Visit the web site listed
on your Notice

 **By mail**
Sign, date and return
a requested proxy card

 **By telephone**
Call the telephone number
listed on your Notice

 **In person**
Attend the Annual
Meeting of Stockholders
in Atlanta, Georgia

By Order of the Board of Directors,

Robert H. Rigsby, Secretary
Atlanta, Georgia
March 18, 2016

Table of contents

Proxy Statement Summary

This summary highlights selected information in this Proxy Statement. Please review the entire Proxy Statement and the company's Annual Report on Form 10-K for the year ended December 31, 2015 before voting.

Matters for stockholder voting

At this year's Annual Meeting, we are asking our stockholders to vote on the following matters:

Proposal	Board vote recommendation	For more information:
1 Election of directors	FOR	See further below in this summary and page 3 for details
2 Advisory vote to approve the company's executive compensation	FOR	See page 27 for details
3 Appointment of PricewaterhouseCoopers LLP for 2016	FOR	See page 28 for details

Election of directors

You are being asked to cast votes for six directors, Messrs. James S. Balloun, John S. Day, Edward J. Hardin, James R. Lientz, Jr., Gregory G. McGreevey and Ms. Karen Dunn Kelley, each for a one year term expiring in 2017. This proposal requires for each person the affirmative vote of a majority of votes cast at the Annual Meeting. Immediately below is information regarding the directors standing for election.

Key: A – Audit   **C** – Compensation   **NCG** – Nomination and corporate governance   **M** – Member   **Ch** – Chairman

	Name	Age	Director since	Independent	Other public boards	Committee memberships			Director qualifications					
						A	C	NCG	Public Company CEO	Executive leadership	Industry experience	Financial and accounting expertise	Legal expertise	Public and private company board experience
Director nominees	James S. Balloun	77	2009	✓	0	M	M	M	■	■				■
	John S. Day	67	2009	✓	0	Ch	M	M		■	■			■
	Karen Dunn Kelley	55	2008	–	0	–	–	–		■	■			■
	Edward J. Hardin	73	2014	✓	1	M	M	Ch		■			■	■
	James R. Lientz, Jr.	72	2012	✓	0	M	Ch	M		■	■			■
	Gregory G. McGreevey[1]	53	–	–	0	–	–	–		■	■			
Retiring director	G. Mark Armour[2]	62	2008	–	0	–	–	–		■	■			■

1 Mr. McGreevey is a new nominee to the Board of Directors, and his service on the Board will commence upon his election at the 2016 Annual Meeting of Stockholders.
2 In connection with his planned retirement from Invesco Ltd. at the end of 2016, Mr. Armour has decided not to stand for re-election to our Board of Directors.

The table above highlights certain skills, knowledge or experiences of our directors. The Board believes that all of the directors are highly qualified. As the table above and biographies below show, the directors have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for the company's strategy and operations. As a group, they represent diverse views, experiences and backgrounds. All the directors satisfy the criteria set forth in our Corporate Governance Guidelines and possess the characteristics that are essential for the proper functioning of our Board.

Governance highlights

Independence	− 4 out of our 6 current directors are independent. − All of our Board committees are composed exclusively of independent directors.
Independent chairman	− We have an independent Chairman of our Board of Directors, selected by the independent directors. − The Chairman serves as liaison between management and the other independent directors.
Executive sessions	− The independent directors regularly meet in private without management. − The Chairman presides at these executive sessions.
Board oversight of risk management	− Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.
Stock ownership requirements	− Our non-executive directors must hold at least 12,500 shares of company common stock within five years of joining the Board. − Our CEO must hold at least 60,000 shares of company common stock. − All other executive officers have share ownership requirements.
Board practices	− Our Board annually reviews its effectiveness as a group, responding to a questionnaire and one-on-one interviews coordinated by an independent external advisor that reports results of the annual review to the Board. − Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience.
Accountability	− Directors must be elected annually by a majority of votes cast.
Insider trading restrictions	− Our insider trading policy prohibits short selling, dealing in publicly-traded options and hedging or monetization transactions in our equity securities.

Additional information regarding the Annual Meeting
Please see General Information Regarding the Annual Meeting beginning on page 32 for important additional information regarding the Annual Meeting.

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Mortgage Capital Inc. ("Board" or "Board of Directors") for the Annual Meeting of Stockholders to be held on Wednesday, May 4, 2016, at 2:00 p.m. eastern time. Please review the entire Proxy Statement and the company's 2015 Annual Report on Form 10-K before voting. In this Proxy Statement, except where the context suggests otherwise, the terms "company," "we," "us," and "our" refer to Invesco Mortgage Capital Inc., together with its consolidated subsidiaries, including IAS Operating Partnership LP, which we refer to as "our operating partnership"; "our manager" refers to Invesco Advisers, Inc., our external manager; "Invesco" refers to Invesco Ltd., together with its consolidated subsidiaries, the indirect parent company of our manager.

Proposal No. 1 — Election of Directors

General

Our Board of Directors currently has six directors, each of whom is serving a term of office that continues until the Annual Meeting in 2016, or until such director's successor has been duly elected and qualified, or such director is removed from office or such director's office is otherwise earlier vacated.

The Board has nominated James S. Balloun, John S. Day, Edward J. Hardin, Karen Dunn Kelley, James R. Lientz, Jr. and Gregory G. McGreevey for election as directors of the company for a term ending at the 2017 Annual Meeting. As previously announced, in connection with his planned retirement from Invesco at the end of 2016, Mr. Armour has decided not to stand for re-election to our Board of Directors. Gregory G. McGreevey is a new director nominee. The Board is excited to welcome Greg to its membership following the 2016 Annual Meeting and believes that Greg possesses the skills and qualifications to make a significant contribution to our Board. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that he or she would serve if elected. We do not anticipate that any of our director nominees would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Under our Bylaws, at any meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast with respect to such nominee at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bylaws to submit his or her resignation as a director. Our Nomination and Corporate Governance Committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board, in its sole discretion, may fill the vacancy or decrease the size of the Board. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of votes and at least a majority of the votes cast in person or by proxy.

Recommendation of the board
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE DIRECTOR NOMINEES. This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Information about Director Nominees

Listed below are the names, ages as of March 18, 2016, and principal occupations for the past five years of the director nominees and directors continuing in office.

Director nominees for 2016



James S. Balloun
Chairman,
Non-Executive Director

Age 77
Director since 2009

James S. Balloun

James S. Balloun has served as our chairman since October 2012, and as a director since July 2009. Mr. Balloun was previously the Chairman and Chief Executive Officer of Acuity Brands, Inc. from November 2001 until his retirement in September 2004 and was the Chairman, President and Chief Executive Officer of National Services Industries, Inc. prior to National Services Industries, Inc.'s spin-off of Acuity Brands in November 2001. Prior to joining National Services Industries, Inc., Mr. Balloun was with McKinsey & Company, Inc. from 1965 to 1996. Mr. Balloun received a B.S. degree from Iowa State University and an M.B.A. from Harvard Business School.

Board committees

Audit, Compensation, Nomination and Corporate Governance

Director qualifications:

- **Former public company CEO:** Mr. Balloun has extensive experience as both a chairman and chief executive officer of public companies in a variety of industries. Prior to fulfilling these senior leadership roles, Mr. Balloun had counseled management at some of the world's largest companies during his over thirty-year career at one of the world's most respected business consulting firms. Mr. Balloun's broad appreciation for international business issues garnered over this extraordinary career has made him particularly valuable to our directors' mix of skills.

- **Public and private company board experience:** Mr. Balloun is on the board of directors of Bright Light Systems Inc. and the Georgia Research Alliance Venture Fund. From 1997 to 2011, Mr. Balloun was a director of Radiant Systems, Inc. where he was the Chairman of the Nominating and Corporate Governance Committee from 1997 to 2011. From 2005 to 2010, 2009 to 2012 and 2012 to 2015, respectively, he served on the boards of Unisen/StarTrac, Georgia Port Authority and Qcept Technologies, Inc.



John S. Day
Non-Executive Director

Age 67
Director since 2009

John S. Day

John S. Day has served as a director and as chairman of the Audit Committee since July 2009. Mr. Day was previously with Deloitte & Touche LLP from 2002 until his retirement in December 2005. Prior to joining Deloitte & Touche LLP, Mr. Day was with Arthur Andersen LLP from 1976 to 2002. Mr. Day received a B.A. degree from the University of North Carolina and an M.B.A. from Harvard Business School.

Board committees

Audit (Chairman), Compensation, Nomination and Corporate Governance

Director qualifications:

- **Financial and accounting expertise:** Mr. Day has amassed extensive experience in finance and accounting, having served for nearly three decades at two of the world's largest accounting firms. In keeping with his experience, Mr. Day is recognized by the Board as our audit committee financial expert under SEC rules.

- **Public and private company board experience:** Mr. Day serves on the board of Lenbrook Square Foundation, Inc., where he was Chairman of the Board from 2012 to 2014 and is a member of the Finance, Compensation and Governance and Nominating Committees. From September 2007 to December 2011, Mr. Day served on the board of directors of Force Protection, Inc., where he was the Chairman of the Audit Committee, and from 2010 to 2014, Mr. Day served on the board of Edens Investment Limited Partnership, where he was Chairman of the Audit Committee.



Karen Dunn Kelley

Age 55
Director since 2008

Karen Dunn Kelley

Karen Dunn Kelley has served as a director since June 2008. Ms. Dunn Kelley has served as the Senior Managing Director, Investments, of Invesco since 2011, with responsibilities including certain of Invesco's global equities investment teams, equity trading and investment administration. Ms. Dunn Kelley is also the Co-President, Co-Chief Executive Officer and a Director of our manager. From 2007 until 2011, she served as CEO of Invesco's fixed income and cash management team. Ms. Dunn Kelley joined Invesco in 1989 and has also served as a money market portfolio manager and chief money market officer. Prior to joining Invesco, Ms. Dunn Kelley worked at Federated Investors (Pittsburgh) from 1986 to 1989, where she was involved in the asset management business aspect of the fixed income division. Ms. Dunn Kelley began her career at Drexel Burnham Lambert in 1982 on the Fixed Income High Grade Retail Desk where she served as vice president and assistant manager. Ms. Dunn Kelley graduated with a B.S. degree from the Villanova University College of Commerce and Finance.

Director qualifications:

- **Executive leadership and industry experience:** Ms. Kelley has in-depth experience of the investment aspects of the company's operations, having served since 1982 in capacities of increasing responsibility within our manager's fixed income and cash management business. Due to her over 30 years of varied roles in the investment management industry, Ms. Kelley has gained a broad understanding of the types of business and investment issues that are faced by companies similar to ours, and this experience has enabled her to provide effective counsel to our Board on many issues of concern to our management.



Edward J. Hardin
Non-Executive Director

Age 73
Director since 2014

Edward J. Hardin

Edward J. Hardin has served as a director since February 2014 and as chairman of the Nomination and Corporate Governance committee since May 2014. Mr. Hardin has been a partner of the law firm of Rogers & Hardin LLP since its formation in 1976 and is a member of its executive committee. Mr. Hardin received a B.A. degree from Wesleyan University and a J.D. degree from Vanderbilt University.

Board committees

Audit, Compensation and Nomination and Corporate Governance (Chairman)

Director qualifications:

- **Executive leadership, corporate governance, legal expertise:** Mr. Hardin has spent over 40 years as a corporate and business lawyer in a leading Atlanta law firm, including service as a member of its executive committee. Mr. Hardin has extensive experience with legal and business issues facing public companies in a variety of industries. Mr. Hardin's broad background is a valuable asset to the Board's functioning on many of the decisions it is called upon to take.

- **Public company board experience:** Mr. Hardin has served more than 15 years on boards of directors of other public companies. Mr. Hardin currently serves on the board of directors of CompX International, Inc., where he is a member of the audit committee.



James R. Lientz, Jr.
Non-Executive Director

Age 72
Director since 2012

James R. Lientz, Jr.

James R. Lientz, Jr. has served as a director since May 2012 and as chairman of the Compensation Committee since October 2012. Mr. Lientz has more than 35 years of experience in the banking industry and nearly eight in government service. Mr. Lientz served as President of C&S Bank of South Carolina (1990-1992), President of Nationsbank of Georgia (1993-1996) and President, Mid-South Division, of Bank of America (1996-2001). His public sector work was as Chief Operating Officer of the State of Georgia from 2003-2010. Mr. Lientz is currently a partner with Safe Harbor Consulting, LLC. Mr. Lientz received a B.S. degree from Georgia Institute of Technology in 1965 and an M.B.A. from Georgia State University in 1971.

Board committees

Audit, Compensation (Chairman) and Nomination and Corporate Governance

Director qualifications:

- **Executive leadership, industry experience and public sector leadership:** Mr. Lientz has more than 35 years of broad experience in financial-corporate management, specifically within the financial services industry. In addition, he brings to our board a perspective on leadership developed in the private and public sectors, having served as the first Chief Operating Officer for the State of Georgia for seven years. Mr. Lientz's depth and breadth of board and executive experience uniquely qualify him to provide guidance to our company.

- **Public and private company board experience:** Mr. Lientz serves as a Director of the following private companies: Diversified Trust Company (since 2015), Brand Holdings (since 2015), MidCountry Financial Corp (since 2010), Georgia Banking Company (since 2010) and J + J Invision (since 2006). Mr. Lientz is a former Director of Georgia Power Company, BlueCross BlueShield of Georgia, NDC Health and the Georgia Ports Authority.



Gregory G. McGreevey
Director nominee

Age 53

Gregory G. McGreevey

Gregory G. McGreevey joined Invesco in November 2011 as head of Invesco Fixed Income, responsible for the day-to-day oversight of Invesco's fixed income business, and since October 2015 has been responsible for all institutional efforts within the Americas. From 2008 to 2011, Mr. McGreevey was president of Hartford Investment Management Co. and executive vice president and chief investment officer ("CIO") of The Hartford Financial Services Group, Inc. Additionally, he was the CIO for the Hartford's Insurance business. From 1997 to 2008, Mr. McGreevey served as vice chairman and executive vice president of ING Investment Management – Americas Region, as well as business head and CIO for ING's North American proprietary investments and chief executive officer of ING Institutional Markets. Before joining ING, Mr. McGreevey was president and CIO of Laughlin Asset Management and president and chief operating officer of both Laughlin Educational Services and Laughlin Analytics, Inc. Mr. McGreevey earned an undergraduate degree from the University of Portland and an M.B.A. from Portland State University. He is a Chartered Financial Analyst.

Director qualifications:

- **Executive leadership and industry experience:** Mr. McGreevey has nearly 30 years of investment management industry experience, including as an investment professional and in a series of executive management positions. Mr. McGreevey's deep experience with the fixed income and institutional investment products and his leadership of Invesco's business in these areas will provide the Board with great insight into issues facing the industry.

Retiring director



G. Mark Armour

Age 62
Director since 2008

G. Mark Armour

Mark Armour has served as a director since June 2008. Mr. Armour has served as the senior managing director and Chair of Invesco U.K since January 2016. Previously, Mr. Armour served as senior managing director and head of EMEA (which includes the UK, continental Europe and the Middle East), a position he held since January 2013, and senior managing director and head of Invesco Institutional, a position he held from January 2007 to 2012. Mr. Armour also has served as Head of Sales and Client Service for Invesco's Institutional business. He was Chief Executive Officer of Invesco Australia from September 2002 until July 2006. Prior to joining Invesco, Mr. Armour held significant leadership roles in the funds management business, both in Australia and Hong Kong. He previously served as Chief Investment Officer for ANZ Investments and spent almost 20 years with the National Mutual/AXA Australia Group, where he was Chief Executive, and Funds Management from 1998 to 2000. Mr. Armour graduated with a Bachelor of Economics from La Trobe University in Melbourne, Australia.

Director qualifications:

- **Executive leadership and industry experience:** Mr. Armour has spent over 30 years in the investment management industry, including as an investment professional, and in a series of executive management positions, such as managing investment professionals, risk committee oversight and as a former director of publicly listed companies. Through his decades of involvement in all aspects of investment management, he has gained an extensive understanding of many different facets of our organization, which give his participation in our Board's deliberations significant weight.

Director independence

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationship with the company either directly or as a partner, stockholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed pursuant to applicable New York Stock Exchange ("NYSE") or other rules. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following directors are independent and do not have a material relationship with the company: James S. Balloun, John S. Day, Edward J. Hardin and James R. Lientz, Jr.

Director tenure



■ 7-10 years	4
■ 4-6 years	1
■ 1-3 years	1

Director tenure

The tenure of our current directors ranges from two to eight years (since our inception). Our directors contribute a wide range of knowledge, skills and experience as illustrated in their individual biographies. We believe the tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and perspective to our board to serve the best interests of our stockholders.

As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term strategy and will bring diversity of thought, perspective, experience and background to our Board. For more information on our director nomination process, see **Information about our Board and its Committees – the Nomination and Corporate Governance Committee** below.

Corporate Governance

The Board has adopted
Corporate Governance
Guidelines.

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") which are available in the corporate governance section of the company's website at www.invescomortgagecapital. com (the "company's website"). The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers and independent advisors, director compensation and the performance evaluation of the Board.

The Board is elected by
stockholders to oversee
our management team
and to seek to assure that
the long-term interests of
the stockholders are being
served.

The company has chosen to
separate the chief executive
officer and Board chairman
positions.

Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers and its external manager, under the direction of the chief executive officer and the oversight of the Board, to enhance the long-term value of the company for its stockholders. The Board is elected by the stockholders to oversee the officers of the company and our external manager and to seek to assure that the long-term interests of the stockholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the chief executive officer and Board chairman positions. The Board believes separation of these roles: (i) allows the Board more effectively to monitor and evaluate objectively the performance of the chief executive officer, such that the chief executive officer is more likely to be held accountable for his performance, (ii) allows the non-executive chairman to control the Board's agenda and information flow, and (iii) creates an atmosphere in which other directors are more likely to challenge the chief executive officer and other members of our senior management team. For these reasons, the company believes that this board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in Board composition, in management, or in the character of the company's business and operations.

Our Board has established
a Code of Conduct.

Code of conduct

Our Board of Directors has established a code of ethics that applies to our officers, directors and independent contractors and to our manager's officers, directors and personnel when such individuals are acting for or on our behalf (the "code of conduct"). Among other matters, our code of conduct is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
- compliance with applicable governmental laws, rules and regulations;
- prompt internal reporting of violations of the code to appropriate persons identified in the code; and
- accountability for adherence to the code.

Any waiver of the code of conduct for our executive officers or directors may be made only by our Board of Directors or one of our Board committees. The code of conduct is posted on the company's website. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the code of conduct by posting such information on the company's website.

The Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company.

Board's role in risk oversight

We believe that risk oversight responsibility rests with the full Board of Directors. Therefore, the Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

The company has in place an enterprise risk management committee consisting of executive and senior management. The committee meets regularly and maintains dialogue with the Board of Directors regarding the top risks of the company and mitigating actions to address them. In addition, since the company is externally managed by our manager, we rely upon the operational and investment risk oversight functions of our manager and its Invesco affiliates. In that regard, Invesco's performance and risk professionals at its respective investment centers provide our manager and its affiliates with investment oversight facilitation and periodic monitoring of investment risks.

Our manager's risk management framework provides the basis for consistent and meaningful risk dialogue up, down and across our manager and the company. Our manager's Global Performance Measurement and Risk Group assesses core investment risks, while our manager's Corporate Risk Management Committee assesses strategic, operational and all other business risks. A network of business unit, functional and geographic risk management committees under the auspices of the Corporate Risk Management Committee maintains an ongoing risk assessment process that provides a bottom-up perspective on the specific risk areas existing in various domains of our manager's business. Our manager's senior management regularly reviews with our Board of Directors risks inherent in the company's business. By receiving these regular reports, the Board maintains a practical understanding of the risk philosophy and risk appetite of the company.



Through this regular and consistent risk communication, the Board has reasonable assurance that all material risks of the company are being addressed and that the company is propagating a risk-aware culture in which effective risk management is built into the fabric of the business.

The Board, with the assistance of the Nomination and Corporate Governance Committee, annually reviews its own performance.

Board's annual performance evaluation

As part of its annual performance evaluation of the Board and each of its committees, the Board engages an independent external advisor to coordinate the Board's self assessment by its members. The advisor prepares a questionnaire for our directors, performs one-on-one interviews with directors and prepares a report for the Board's review. The advisor presents the report in person to the Board, and the Board discusses the evaluation to determine what action, if any, could improve Board and committee performance.

Information About the Board and Its Committees

Board of directors and committees

Our business is managed by our officers and our manager, subject to the supervision and oversight of our Board of Directors, which has established investment guidelines for our officers and our manager to follow in its day-to-day management of our business. A majority of our Board of Directors is "independent," as determined by the requirements of the NYSE and the regulations of the Securities and Exchange Commission ("SEC"). Our directors keep informed about our business by attending meetings of our Board of Directors and its committees and through supplemental reports and communications.

Our Board of Directors has formed an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee and has adopted charters for each of these committees. Each of these committees has four directors and is composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the Compensation Committee is composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), non-employee directors and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

Board meetings and annual meeting of stockholders

During the calendar year ended December 31, 2015, the Board held nine meetings (not including committee meetings). Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during 2015. The Board does not have a formal policy regarding Board member attendance at stockholder meetings. Four of our six directors then in office attended the Annual Meeting of Stockholders in 2015. Those not attending were unable to be present due to travel schedules. The non-executive directors (those directors who are not officers or employees of Invesco and who are classified as independent directors under applicable NYSE standards) meet in executive session generally at each of the Board's four in-person meetings each year and at least once per year during a regularly scheduled Board meeting without management. James S. Balloun, our chairman and a non-executive and independent director, presides at the executive sessions of the non-executive directors.

Committee membership and meetings

The current committees of the Board are the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. The table below provides current membership information.

Committee membership

M – Member   Ch – Chairman

Name	Audit	Compensation	Nomination and corporate governance
G. Mark Armour	–	–	–
James S. Balloun	M	M	M
John S. Day	Ch	M	M
Edward J. Hardin	M	M	Ch
Karen Dunn Kelley	–	–	–
James R. Lientz, Jr.	M	Ch	M

Below is a description of each committee of the Board. The Board has affirmatively determined that each committee consists entirely of independent directors pursuant to rules established by the NYSE and rules promulgated under the Exchange Act.

The Audit Committee

The Audit Committee is chaired by Mr. Day and consists additionally of Messrs. Balloun, Hardin and Lientz. The committee met 10 times during 2015. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- is required to meet at least quarterly;
- periodically meets with the internal auditor and the independent auditor in separate executive sessions without members of senior management present;
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties; and
- reports to the Board regularly.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include assisting the Board in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements.

The committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditors. The policy is designed to ensure that the auditor's independence is not impaired. The policy provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. (See the section of this Proxy Statement below entitled **Pre-Approval Process and Policy.**)

The Board has determined that all committee members are financially literate under the NYSE listing standards. The Board has further determined that Mr. Day qualifies as an "audit committee financial expert" (as defined under the SEC's rules and regulations), that he has "accounting or related financial management expertise" and that he is "independent" of the company under SEC rules and the NYSE listing rules.

The Compensation Committee

The Compensation Committee is chaired by Mr. Lientz and consists additionally of Messrs. Balloun, Day and Hardin. The committee met two times during 2015. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) annually approving the compensation structure for, and reviewing and approving the compensation from the company, if any, of, senior officers, and overseeing the annual process for evaluating their performance, (ii) overseeing the administration of the company's equity-based and other incentive compensation plans, (iii) assisting the Board with executive succession planning, and (iv) determining the compensation for the company's non-executive directors.

In addition, the committee meets at least annually to review and make recommendations to the Board on the compensation of the company's non-executive directors.

As a part of its review, the committee periodically engages FTI Consulting, Inc. as a third-party consultant to report on comparable non-executive director compensation practices and levels. The cost of services for work performed for the committee by FTI Consulting related to non-executive director compensation for 2015 amounted to $10,000. The company, on management's recommendation, retained FTI Consulting to provide certain accounting services for the company in 2015. The costs of such services for 2015 amounted to approximately $1,251,636. Neither the committee nor the Board expressly approved the accounting services. After taking into consideration the NYSE's independence standards, the committee determined that the compensation consultant is independent because (a) the compensation consulting team works exclusively for the committee and not for our management; (b) the compensation consulting practice group does not work with or report to the accounting services practice group, and (c) the compensation consulting team did not perform any other services on behalf of the company. No executive officer of the company is involved in recommending or determining non-executive director compensation levels. See **Director Compensation** below for a more detailed discussion of compensation paid to the company's non-executive directors during 2015.

The Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is chaired by Mr. Hardin and consists additionally of Messrs. Balloun, Day and Lientz. The committee met one time during 2015. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) establishing procedures for identifying and evaluating potential nominees for director, (ii) recommending to the Board potential nominees for election and (iii) periodically reviewing and reassessing the adequacy of the Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval. The candidates proposed for election in Proposal No. 1 of this Proxy Statement were unanimously recommended by the committee to the Board.

The committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including:

- a high degree of personal and professional integrity;
- ability to exercise sound business judgment on a broad range of issues;
- sufficient experience and professional or educational background to have an appreciation of the significant issues facing public companies that are comparable to the company;
- willingness to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the company and its stockholders and being committed to enhancing stockholder value.

The Board does not consider individual directors to be responsible for particular areas of the Board's focus or specific categories of issues that may come before it. Rather, the Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. In considering candidates for director nominee, the committee generally assembles all information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution that the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the Board's balance of perspectives, backgrounds and experiences. While the committee routinely considers diversity as a part of its deliberations, it has no formal policy regarding diversity. With respect to current directors, the committee considers past participation in and contributions to the activities of the Board. The committee recommends director nominees to the Board based on its assessment of overall suitability to serve in accordance with the company's policy regarding nominations and qualifications of directors.

The committee will consider candidates recommended for nomination to the Board by stockholders of the company. Stockholders may nominate candidates for election to the Board under Maryland law and our Bylaws. Our Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by our Bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our Bylaws. The manner in which the committee evaluates candidates recommended by stockholders is generally the same as any other candidate. However, the committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The committee will not evaluate a candidate recommended by a stockholder unless the stockholder's proposal provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the company and to provide all of the information necessary to conduct an evaluation. For further information regarding deadlines for stockholder proposals, please see the section of this proxy statement below entitled **Important Additional Information – Stockholder Proposals for the 2017 Annual Meeting.**

Director compensation

A member of our Board of Directors who is also an employee of Invesco is referred to as an executive director. Executive directors do not receive compensation for serving on our Board of Directors. Under the terms of its charter, the Compensation Committee annually reviews and determines the compensation paid to non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Committee considers, among other things, the following policies and principles:

- that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;

- that a component of the compensation should be designed to align the directors' interests with the long-term interests of the company's stockholders; and

- that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its annual review, the committee engaged FTI Consulting, Inc. as a third-party consultant to report on comparable non-executive director compensation practices and levels. This report includes a review of director compensation at peer company mortgage REITs with an investment focus in the company's target assets. Following the review of current market practices for directors of peer public companies, the Compensation Committee determined in May 2014 that the compensation for non-executive directors would remain the same for

2015. The compensation for non-executive directors for 2015 was as follows, with each fee component paid in quarterly installments in arrears:

Basic fee	Each non-executive director received an annual base fee for services in the amount of $50,000, payable in cash.
Equity award	Each non-executive director received an annual equity award of $85,000, payable in shares of our common stock.
Chairman fee	The Chairman of the Board received an additional annual fee of $15,000.
Audit Committee chairman fee	The chairman of the Audit Committee received an additional annual cash fee of $15,000.
Compensation Committee chairman fee	The chairman of the Compensation Committee received an additional annual cash fee of $10,000.
Nomination and Corporate Governance Committee chairman fee	The chairman of the Nomination and Corporate Governance Committee received an additional annual cash fee of $10,000.

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Non-executive directors do not receive any meeting or attendance fees.

Following its annual review of current market practices for directors of peer public companies in May 2015, the Compensation Committee determined that the compensation for non-executive directors will remain the same through June 2016.

Stock ownership policy for non-executive directors – All shares awarded to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. The policy requires that within five years of the later of the effective date of the policy and the date of such director's first appointment as a non-executive director each non-executive director achieve and thereafter maintain an ownership level of at least 12,500 shares. Until such ownership level is achieved, each non-executive director is required to continue to hold 100% of the shares received as compensation from the company.

The following table shows as of December 31, 2015 the status of our non-executive directors meeting the requirements of the policy.

Director name	Year service commenced	Total shares held (#)	Share ownership goal met[1]
James S. Balloun	2009	32,124	✓
John S. Day	2009	24,624	✓
Edward J. Hardin	2014	11,802	
James R. Lientz, Jr.	2012	13,963	✓

1 Based on current compensation levels, it is anticipated that Mr. Hardin will attain his share ownership goal within the time period prescribed by the policy.

Director compensation table for 2015

The following table sets forth the compensation paid to our non-executive directors for services during 2015.

Name	Fees earned or paid in cash($)[1]	Share awards ($)[2]	Total ($)
James S. Balloun	65,000	84,971	149,971
John S. Day	65,000	84,971	149,971
Edward J. Hardin	60,000	84,971	144,971
James R. Lientz, Jr.	60,000	84,971	144,971

1 Includes the annual base fee and, as applicable, additional Chairman of the Board fee, Chairman of the Audit Committee fee, Chairman of the Compensation Committee fee and Chairman of the Nomination and Corporate Governance Committee fee.
2 Reflects the full grant date fair value of such equity awards, determined in accordance with U.S. generally accepted accounting principles, as granted to each of our non-executive directors in payment of the quarterly equity award. Equity awards are fully vested as of the date of grant.

The following table presents the grant date fair value for each equity award made to each non-executive director during 2015.

Name	Date of grant 2/25/15 ($)	Date of grant 5/8/15 ($)	Date of grant 8/19/15 ($)	Date of grant 11/5/15 ($)	Total grant date fair value ($)
James S. Balloun	21,248	21,242	21,239	21,242	84,971
John S. Day	21,248	21,242	21,239	21,242	84,971
Edward J. Hardin	21,248	21,242	21,239	21,242	84,971
James R. Lientz, Jr.	21,248	21,242	21,239	21,242	84,971

The aggregate number of equity awards outstanding at December 31, 2015 for each of our non-executive directors was as follows:

Name	Total share awards outstanding (#)
James S. Balloun	19,624
John S. Day	19,624
Edward J. Hardin	8,552
James R. Lientz, Jr.	13,963

Information About the Executive Officers of the Company

The following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



Richard J. King
President and Chief
Executive Officer

Richard J. King

Mr. King (57) has served as our President and Chief Executive Officer since June 2008. He is also a member of the Invesco Fixed Income senior management team, and is the Head of Structured Securities Investments at Invesco, contributing 30 years of fixed income investment expertise. Mr. King first joined Invesco in 2000 and has held positions as Senior Portfolio manager and Product manager for Core and Core Plus, Head of the Structured Team, and Head of Portfolio Management. Prior to Invesco, Mr. King spent two years as Head of Fixed Income at Security Management, and ten years with Criterion Investment Management, where he served as Chairman of the Core Sector Group. He also served as Managing Director and Portfolio manager with Bear Stearns Asset Management. Starting in 1984, he spent four years with Ohio PERS as an Investment Analyst, with the responsibility of analyzing and trading corporate bonds and mortgage-backed securities. Mr. King began his career in 1981, as an auditor for Touche Ross & Co. Mr. King received a B.S. degree in Business Administration from The Ohio State University. Mr. King is a Chartered Financial Analyst.



John M. Anzalone
Chief Investment Officer

John M. Anzalone

Mr. Anzalone (51) has served as our Chief Investment Officer since June 2009. He is also a Senior Portfolio manager and Head of Structured Securities Portfolio Management for our manager. Mr. Anzalone joined Invesco's Fixed Income Division in 2002. As the Head of the Structured Securities group, he is responsible for the application of investment strategy across portfolios consistent with client investment objectives and guidelines. Additionally, the team is responsible for analyzing and implementing investment actions in the residential, commercial mortgage-backed and asset-backed securities sectors. Mr. Anzalone began his investment career in 1992 at Union Trust. In 1994 he moved to AgriBank, FCB, where he served as a Senior Trader for six years. Mr. Anzalone is also a former employee of Advantus Capital Management where he was a Senior Trader responsible for trading mortgage-backed, asset-backed and commercial mortgage securities. Mr. Anzalone received a B.A. degree in Economics from Hobart College and an M.B.A. from the Simon School at the University of Rochester. Mr. Anzalone is a Chartered Financial Analyst.



Richard Lee Phegley, Jr.
Chief Financial Officer

Richard Lee Phegley, Jr.

Mr. Phegley (47) has served as our Chief Financial Officer since May 2014 and also serves as the Global Head of Real Estate Investment Accounting for Invesco Real Estate, our manager's affiliated real estate team, a position he has held since 2006. Before joining Invesco, Mr. Phegley was a Director and responsible for Private Equity Accounting at Archon Group LP from 2004 to 2006. Prior to 2004, Mr. Phegley served as a Senior manager at KPMG LLP for two years and Arthur Andersen LLP for seven years, managing audit engagements for public and private clients, including investment management clients. Mr. Phegley received a B.A. degree from Baylor University and an M.S. degree in Accountancy from the University of Houston. Mr. Phegley is a Certified Public Accountant.



Robson J. Kuster
Chief Operating Officer
and Head of Research

Robson J. Kuster

Mr. Kuster (42) has served as our Chief Operating Officer since March 2011 and as Head of Research since July 2009. He has also served as head of structured securities research for Invesco Fixed Income at our manager's parent, Invesco Ltd., since April 2007. There, Mr. Kuster is responsible for overseeing all structured securities positions across stable value and total return platforms. Additionally, he is closely involved in all structured product development efforts. From September 2002 to April 2007, Mr. Kuster was a credit analyst – structured securities. Prior to joining Invesco Ltd. in 2002, Mr. Kuster served as a credit analyst with Bank One Capital Markets, which he joined in 2000. Mr. Kuster received a B.A. degree in both Economics and American History from Cornell College and an M.B.A. from DePaul University. Mr. Kuster is a Chartered Financial Analyst.

Executive Compensation

Compensation discussion and analysis

This section presents a discussion and analysis of the philosophy and objectives in the design and implementation of compensation programs for our executive officers. This section is divided into two parts. First, we review key highlights of the relationship with our manager and our management agreement to provide important context regarding our operations, including that all of our executive officers are employed by our manager or one of its affiliates. We then review the compensation program and philosophy of our manager and how compensation decisions are made for our executive officers.

Our management agreement

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

We are externally managed by Invesco Advisers, Inc., our manager, a wholly-owned subsidiary of Invesco Ltd., pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. As highlighted in the table below, we have no employees, including our executive officers. Our executive officers are employees of our manager (or one of its affiliates) and such individuals are engaged in additional capacities for our manager. Our executive officers do not receive compensation from us, nor do we reimburse our manager for any of their compensation. Instead, our manager uses the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers.

Highlights of our management agreement

- All of our executive officers are employees of our manager and are engaged in additional capacities for our manager.

- Our manager is responsible for the compensation of our executive officers and other employees of our manager who provide services to the company. We do not pay any cash or equity compensation to our executive officers, do not provide pension benefits, perquisites or other personal benefits, and have no employment agreements or arrangements to make any payments upon termination from service as an officer.

- Our manager receives a management fee equal to 1.50% of our stockholders equity, subject to certain adjustments, which is used, in part, to pay the compensation of our manager's employees who provide services to the company. However, no specific portion of the management fee is allocated to the compensation of our executive officers.

- For 2015, the management fee was approximately $38.6 million, which was less than 1.0% of Invesco Ltd.'s investment management fee revenue.

For additional information about our management agreement, see **Certain Relationships and Related Transactions**.

Overview of our manager's compensation program and philosophy

Our manager makes all decisions relating to the compensation of our executive officers based upon a number of objectives and principles.

Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. However, our manager consults with the members of the Compensation Committee concerning the compensation policy of our manager that is applied to the individuals that serve as our executive officers. Our manager has structured its compensation programs at every level to achieve the following objectives:

- **Alignment:** align individual awards with client and shareholder success;

- **Viability:** reinforce our manager's commercial viability by closely linking rewards to economic results at every level;

- **Meritocracy:** reinforce our manager's meritocracy by differentially rewarding high-performers; and

- **Retention:** recognize and retain top talent by ensuring a meaningful mix of cash and deferred compensation.

Further, with respect to investment professionals, which include our executive officers, our manager applies the following compensation principles in making compensation decisions:

Investment performance

Measure investment performance against indicators of client success on the products the investment team is responsible for

Qualitative assessment

Ensure sufficient flexibility for management to exercise judgment over bonus funding outcomes, to ensure results make sense for Invesco and the team/individual

Financial results

Provide appropriate linkage to our manager's financial results related to the investment team

Risk management

Design plans that do not create risks that are reasonably likely to have a material adverse impact on Invesco

Balance

Balance pay for investment performance with economic outcomes

Components of our executive officers' compensation and their purpose

Our manager utilizes a variety of compensation components to achieve its objectives. Our manager's compensation program that applies to our executive officers consists of base salary and variable incentive compensation. The following table further describes each pay component, as well as its purpose and key measures.

		Pay element	What it does	Key measures
Incentive type	**Fixed**	Base salary	– Provides competitive fixed pay – Reasonable base compensation for day-to-day performance of job responsibilities – Evaluated annually, generally remains static unless promotion or adjustment due to economic trends in industry	– Experience, duties and scope of responsibility – Internal and external market factors
	Variable	Annual cash bonus	– Provides a competitive annual cash incentive opportunity	– Based upon annual investment performance and financial results of the investment products the investment team is responsible for
		Invesco annual deferral award (time-based vesting)	– Along with annual cash bonus, provides a competitive annual incentive opportunity – Aligns with Invesco client and shareholder interests – Encourages retention by vesting in equal annual increments over four years	– Based upon annual investment performance and financial results of the investment products the investment team is responsible for
		Invesco long-term equity awards (time-based vesting)	– Recognizes long-term potential for future contributions to Invesco's long-term strategic objectives – Aligns with Invesco shareholder interests – Encourages retention by vesting in annual increments over four years	– Based upon annual investment performance and financial results of the investment products the investment team is responsible for

Our executive officers' incentive compensation is funded from an incentive pool which is the source of incentive compensation of all employees of Invesco Ltd.

Our executive officers' annual incentive compensation is funded from an annual incentive pool which is the source of incentive compensation of all employees of Invesco Ltd. and its affiliates. Each year, the Invesco Ltd. compensation committee examines Invesco's progress on multiple operating measures, Invesco's progress toward achieving its strategic imperatives and other factors, including pre-cash bonus operating income of Invesco (PCBOI), in setting the size of the incentive pool. The Invesco compensation committee uses a range of 34%-48% of Invesco PCBOI in setting the Invesco-wide incentive pool, though it maintains flexibility to go outside either end of this range in circumstances that it deems exceptional. Our executive officers are paid incentive compensation out of the Invesco-wide incentive pool taking into account the compensation principles set forth above.

For 2015, our executive officers' compensation, in the aggregate, was apportioned 20% to fixed compensation and 80% to incentive compensation.



2015 executive officer fixed versus incentive compensation

- ■ Incentive compensation
- ☐ Fixed compensation

We have an executive officer stock ownership policy to align the interests of our executive officers with our stockholders.

Executive officer stock ownership policy
In order to encourage the alignment of interests between our executive officers and our stockholders, we maintain an Executive Officer Stock Ownership Policy. The policy requires that, within five years of the later of the effective date of the policy and the date of such executive officer's first appointment:

- ■ the chief executive officer achieve an ownership level of at least 60,000 shares;
- ■ the chief investment officer and the chief operating officer achieve an ownership level of at least 35,000 shares and 30,000 shares, respectively; and
- ■ the chief financial officer achieve an ownership level of at least 7,000 shares.

Our CEO, CIO and COO have achieved their respective ownership level requirements, and we expect our CFO will attain his ownership requirement within the time period prescribed by the policy.

Insider trading policy
We maintain an insider trading policy, which prohibits short selling, dealing in publicly-traded options and hedging or monetization transactions in our securities.

We believe the structure of the management fee does not create an incentive for excessive or unnecessary risk-taking by our management team and reduces risks of conflicts of interest with our manager.

Certain risks related to our management fee
Because our management fee is calculated as a percent of stockholders equity, subject to specified adjustments, we believe the structure of the management fee does not create an incentive for management to take excessive or unnecessary risks and reduces risks of conflicts of interests with our manager. Stockholders equity as the base for the calculation does not result in leveraged pay-out curves, steep pay-out cliffs or set unreasonable goals and thresholds, each of which can promote excessive and unnecessary risks. In addition, the management fee may not be increased or revised without the approval of our independent directors.

Consideration of prior advisory vote

Our compensation committee noted the significant support received in the previous advisory vote on executive compensation (approximately 97.3% of votes cast), and therefore it has determined that no changes were advisable based on the outcome of that vote. We currently plan to hold an advisory vote on executive compensation each year.

Compensation committee report

The compensation committee of the company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the committee recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the Compensation Committee:

James R. Lientz, Jr. (chairman)
James S. Balloun
John S. Day
Edward J. Hardin

Equity compensation plan information

(As of December 31, 2015) Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average Exercise price of Outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders[1]	–	–	844,615
Equity compensation plans not approved by stockholders	–	–	–
Total	–	–	844,615

1 Represents the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan

Compensation Committee Interlocks and Insider Participation

During 2015, the following directors served as members of the Compensation Committee: Mr. Lientz (chairman) and Messrs. Balloun, Day and Hardin. No member of the Compensation Committee was an officer or employee of the company or any of its subsidiaries during 2015, and no member of the Compensation Committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2015, none of the executive officers of the company has served on the board of directors or on the compensation committee of any other entity that has or had executive officers that served as a member of the Board of Directors or Compensation Committee of the company.

Report of the Audit Committee

Membership and role of the audit committee

The Audit Committee consists of Mr. Day (chairman) and Messrs. Balloun, Hardin and Lientz. Each of the members of the Audit Committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The Audit Committee's function is more fully described in its written charter, which is available on the corporate governance section of the company's website.

Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2015

The Audit Committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2015 with the company's management. The Audit Committee has discussed with Grant Thornton LLP ("Grant Thornton"), the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The Audit Committee has also received the written disclosures and the letter from Grant Thornton required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the independence of Grant Thornton with that firm. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 for filing with the Securities and Exchange Commission.

Respectfully submitted by the Audit Committee:

John S. Day (chairman)
James S. Balloun
Edward J. Hardin
James R. Lientz, Jr.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors, with the approval of the stockholders, engaged Grant Thornton to perform an annual audit of the company's consolidated financial statements for fiscal year 2015. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by Grant Thornton for fiscal years 2015 and 2014 for the audit of the company's annual consolidated financial statements and for other services rendered by Grant Thornton.

(amounts in thousands)	Year ended December 31, 2015	Year ended December 31, 2014
Audit fees[1]	$1,016	$817
Audit-related fees[2]	–	–
Tax fees[3]	–	–
All other fees[4]	–	–
Total	$1,016	$817

1 Audit Fees consist of fees and related expenses billed for the audit of the consolidated financial statements and services provided by Grant Thornton in connection with statutory and regulatory filings or engagements. The audit fees include fees and expenses in connection with quarterly and annual reports and the issuance of consents by Grant Thornton to be named in, and the use of their audit report in, our registration statements.
2 Audit-Related Fees consist of fees and expenses billed for assurance and related professional services. Grant Thornton did not perform any audit-related services.
3 Tax Fees consist of professional services related to federal and state tax compliance and tax planning. Grant Thornton did not perform any tax services.
4 All Other Fees consist of any fees and expenses for professional services not included in one of the other categories. Grant Thornton did not perform any other services.

Pre-Approval Process and Policy

All audit and non-audit services provided to the company and its subsidiaries by Grant Thornton during 2015 were either specifically approved or pre-approved under the policy.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditor. The policy is designed to ensure that the auditor's independence is not impaired. The policy sets forth the Audit Committee's views on audit, audit-related, tax and other services. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. The policy defines the services and the estimated range of fees for such services that the committee has pre-approved. The term of any such categorical approval is 12 months, unless the committee specifically provides otherwise, and the policy requires the related fee levels to be set annually. Where actual invoices in respect of any service are materially in excess of the estimated range, the committee must approve such excess amount prior to payment. The policy also prohibits the company from engaging the auditor to provide certain defined non-audit services that are prohibited under SEC rules. Under the policy, the Audit Committee may delegate pre-approval authority to one or more of its members, but may not delegate such authority to the company's management. Under the policy, our management must inform the Audit Committee of each service performed by our independent auditor pursuant to the policy. Requests to the Audit Committee for separate approval must be submitted by both the independent auditor and our chief financial officer and the request must include a joint statement as to whether it is deemed consistent with the SEC's and PCAOB's rules on auditor independence.

Certain Relationships and Related Transactions

Our manager provides the day-to-day management of our operations pursuant to a management agreement between us and our manager.

Relationship to our external manager

In July 2009 we entered into a management agreement with our manager pursuant to which our manager provides the day-to-day management of our operations. The management agreement requires our manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our Board of Directors. Our manager is entitled to receive from us a management fee. The management fee is equal to 1.50% of the company's stockholders' equity per annum, subject to specified adjustments, which is calculated and payable quarterly in arrears. We are also obligated to reimburse certain operating expenses related to the company incurred by our manager, including directors and officers insurance, accounting services, auditing and tax services, filing fees and miscellaneous general and administrative costs. The management agreement renews for one-year terms unless terminated by either us or our manager. Our manager is entitled to receive a termination fee from us, under certain circumstances.

Our executive officers are employees of Invesco. As a result, the terms of the management agreement between us and our manager were negotiated between related parties, and the terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. Each year, in connection with the annual renewal of the management agreement, our Audit Committee reviews the management fee in the context of a review of peer company management fees. Our management fee structure, 1.50% of stockholders' equity subject to specified adjustments, is the same as a large majority of the externally managed mortgage REITs we consider to be our peers. With respect to 2015, management fees paid or payable to our manager were approximately $38.6 million, and we reimbursed our manager approximately $6.5 million for operating expenses.

In connection with certain commercial real estate loan transactions in 2015, our manager's affiliated real estate team provides certain services to our company. Our manager, on behalf of the affiliate, received a portion of the origination fees paid by borrowers related to such transactions in 2015 in an aggregate amount of $1.18 million.

We grant shares of our common stock to each non-executive director and grant equity awards to personnel of our manager who are not executive officers.

Grants of equity compensation to our manager, its personnel and its affiliates

We adopted the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan (the "Equity Plan") to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including our manager and its affiliates and personnel of our manager. Our Equity Plan provides for grants of stock options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards.

Under our Equity Plan, our Compensation Committee is authorized to approve grants of equity-based awards to, among others, our directors, officers, manager and personnel of our manager and its affiliates. We grant shares of our common stock to each non-executive director as part of his compensation. In addition, we grant equity awards to personnel of our manager who are not our executive officers. We do not intend to grant equity-based awards to our executive officers.

Ownership of common stock by affiliates

Invesco, through our manager, beneficially owns approximately 1.2% of our outstanding common stock. Invesco, through Invesco Investments (Bermuda) Ltd., beneficially owns 1,425,000 units of the partnership interests of our operating partnership ("OP units"), which are convertible into our common stock.

We have granted our manager and its affiliate registration rights with regard to common stock and OP units owned by such entities.

Registration rights

We have entered into a registration rights agreement with regard to the common stock and OP units owned by our manager and Invesco Investments (Bermuda) Ltd., respectively, and any shares of common stock that our manager may elect to receive under the management agreement or otherwise. Pursuant to the registration rights agreement, we granted to our manager and Invesco Investments (Bermuda) Ltd., respectively: (1) unlimited demand registration rights to have the shares purchased by our manager or granted to it in the future and the shares that we may issue upon redemption of the OP units purchased by Invesco Investments (Bermuda) Ltd. registered for resale, and (2) in certain circumstances, the right to "piggy-back" these shares in registration statements we might file in connection with any future public offering so long as we retain our manager as the manager under the management agreement.

Related Person Transaction Policy

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons, and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000, and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the Audit Committee will approve or disapprove the transaction. Approval will be given only if the Audit Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its stockholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the Audit Committee promptly.

Section 16(a) Beneficial Ownership Reporting Compliance

The company believes that all Section 16(a) filing requirements were complied with during fiscal year 2015.

Section 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of the company's common stock to file reports of ownership and reports of changes in ownership with the SEC. The reporting officers, directors and 10% stockholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, officers and 10% stockholders were complied with during fiscal year 2015.

Proposal No. 2 - Advisory Vote on Executive Compensation

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

See **Executive Compensation** for additional detail on our Manager's compensation programs related to our executive officers.

We are externally managed by our manager pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. We have no employees, including our executive officers. Our executive officers, all of whom are employees of our manager (or one of its affiliates) and engaged in additional capacities for our manager, do not receive compensation from us. Instead, we pay our manager a management fee, and our manager uses the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers. Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. We did not pay, and do not intend to pay, any cash compensation to our executive officers, nor did we make any grants of plan-based awards, stock options or stock grants of any kind to them for the fiscal year ended December 31, 2015. We do not provide our executive officers with pension benefits, perquisites or other personal benefits. We do not have any employment agreements with any persons and have no arrangements to make cash payments to our executive officers upon their termination from service as our officers or a change in control of the company.

Notwithstanding that we do not pay our executive officers compensation, we are required by the SEC to seek an advisory vote from our stockholders to approve the compensation of our executive officers as disclosed in this proxy statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2016 Annual Meeting of Stockholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

The say-on-pay vote is advisory, and therefore not binding on the company, our Board of Directors or the Compensation Committee. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and evaluate whether any actions are necessary to address those concerns. At the 2015 Annual Meeting of Stockholders, 97.3% of the votes cast were in favor of the advisory proposal to approve our named executive officer's compensation. Under the Board's current policy, stockholders are given an opportunity to cast an advisory vote on this topic annually, with the next opportunity occurring in connection with the 2017 Annual Stockholders Meeting.

Recommendation of the board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC. This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Proposal No. 3 - Appointment of Independent Registered Public Accounting Firm

General

The Audit Committee of the Board has proposed the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2016 and to audit the company's internal control over financial reporting as of December 31, 2016.

Previous independent registered public accounting firm

During and for the fiscal year ended December 31, 2015, Grant Thornton audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. Grant Thornton also rendered an opinion on the company's internal control over financial reporting as of December 31, 2015.

On February 23, 2016, the company notified its independent registered public accounting firm, Grant Thornton, of its decision to dismiss Grant Thornton, effective as of that date, and to appoint another independent registered public accounting firm, PwC. The decision to change independent registered public accounting firms was approved by the company's Audit Committee.

Grant Thornton's reports on the company's financial statements for the fiscal years ended December 31, 2015 and 2014 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2015 and 2014, and in the subsequent period through February 23, 2016, the date of Grant Thornton's dismissal, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreements in connection with their reports on the company's financial statements for such periods.

During the two fiscal years ended December 31, 2015 and 2014, or in the subsequent period through February 23, 2016, there was one "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K) related to the material weakness in the company's internal control over financial reporting disclosed in the company's Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the "2014 Form 10-K/A") and subsequent related filings. As disclosed in Item 9A to the 2014 Form 10-K/A, the company's management concluded that as of December 31, 2014, there was a material weakness in the company's internal control over financial reporting related to the analysis and review of appropriate accounting treatment for the company's credit risk transfer securities issued by government-sponsored enterprises and interest-only strips of residential mortgage-backed securities guaranteed by a U.S. government agency. Grant Thornton's audit report included in the 2014 Form 10-K/A with respect to the company's internal control over financial reporting opined that the company did not maintain effective internal control over financial reporting as of December 31, 2014 because of this material weakness. The subject matter of this material weakness was discussed by the company's management and the Audit Committee with Grant Thornton. The Audit Committee has authorized Grant Thornton to respond fully to the inquiries of the successor independent registered public accounting firm concerning this material weakness. As discussed in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the material weakness has been fully remediated.

New independent registered public accounting firm

On February 25, 2016, the company engaged PwC as its new independent registered public accounting firm, effective immediately. The decision to engage PwC as the company's independent registered public accounting firm was approved by the company's Audit Committee. During the years ended December 31, 2015 and 2014, and through February 25, 2016, the date of PwC's engagement, the company did not consult with PwC regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Recommendation of the board
THE BOARD RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016.
Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting. If the appointment is not approved, the Audit Committee may reconsider the selection of PwC as the company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

Security Ownership of Principal Stockholders

The following table sets forth the common stock beneficially owned as of March 7, 2016 by each stockholder known to us to beneficially own more than five percent of the company's outstanding common stock. The percentage of ownership indicated in the following table is based on 113,390,243 shares of common stock outstanding as of March 7, 2016.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
Thornburg Investment Management Inc., 2300 North Ridgetop Road, Santa Fe, NM 87506	15,855,417[2]	14.0
BlackRock, Inc., 55 East 52nd Street, New York, NY 10022	9,590,114[3]	8.5
The Vanguard Group, 100 Vanguard Boulevard, Malvern, PA 19355	8,077,918[4]	7.1
Brian Taylor and Pine River Capital Management L.P., 601 Carlson Parkway, 7th Floor, Minnetonka, MN 55305	6,562,016[5]	5.8
Citigroup Inc., 388 Greenwich Street, New York, NY 10013	6,293,493[6]	5.6

1 Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and dispositive power with regard to the shares beneficially owned by such owner.
2 Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 12, 2016 by Thornburg Investment Management Inc.
3 Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 10, 2016 by BlackRock, Inc. which reflects sole voting power with respect to 9,316,022 shares of common stock and sole dispositive power with respect to 9,590,114 shares of common stock.
4 Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 10, 2016 by The Vanguard Group, which reflects sole voting power with respect to 154,758 shares of common stock, shared voting power with respect to 6,800 common shares of common stock, sole dispositive power with respect to 7,923,460 shares of common stock, and shared dispositive power with respect to 154,458 shares of common stock.
5 Information obtained solely by reference to the Schedule 13G filed with the SEC on February 10, 2016 by Brian Taylor and Pine River Capital Management L.P. and Brian Taylor, which reflects shared voting power with respect to 6,562,016 shares of common stock and shared dispositive power with respect to 6,562,016 shares of common stock.
6 Information obtained solely by reference to the Schedule 13G filed with the SEC on February 9, 2016 by Citigroup Inc., which reflects shared voting power with respect to 6,293,493 shares of common stock and shared dispositive power with respect to 6,293,493 shares of common stock.

Security Ownership of Management

The following table lists the shares of common stock beneficially owned as of March 7, 2016 by (1) each director and director nominee, (2) each executive officer, and (3) all current directors, director nominees and executive officers as a group. The percentage of ownership indicated below is based on 113,390,243 shares of the company's common stock outstanding on March 7, 2016.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common stock that may be acquired within 60 days after March 7, 2016. Unless otherwise indicated, all directors, director nominees and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. Individual directors, director nominees and executive officers, as well as directors and executive officers as a group, beneficially own less than 1% of our common stock.

Name	Shares owned
John Anzalone	50,107
G. Mark Armour	5,000
James S. Balloun[1]	34,061
John S. Day	26,561
Edward J. Hardin	13,739
Karen Dunn Kelley	25,000
Richard J. King	104,402
Robson J. Kuster[2]	30,761
James R. Lientz, Jr.	15,900
Gregory G. McGreevey	0
Richard Lee Phegley, Jr.	5,663
All directors and executive officers as a group (11 persons)	311,194

1 Includes 7,500 shares held by spouse of Mr. Balloun.
2 Includes 19,999 shares held by the spouse of Mr. Kuster.

General Information Regarding the Annual Meeting

Questions and answers about voting your common shares

Q. Why did I receive this Proxy Statement?

You have received these proxy materials because the company's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting on May 4, 2016. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under the rules of the SEC.

Q. What is a proxy?

A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual Meeting: James S. Balloun, Chairman of the Board of Directors; Richard J. King, President and Chief Executive Officer; Robson J. Kuster, Chief Operating Officer; Richard Lee Phegley, Jr., Chief Financial Officer and Robert H. Rigsby, Vice President and Secretary.

Q. Why did I not receive my proxy materials in the mail?

As permitted by rules of the SEC, we are making this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("Annual Report") available to our stockholders electronically via the Internet. The "e-proxy" process expedites stockholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual Meeting.

On March 18, 2016, we mailed to stockholders of record as of the close of business on March 7, 2016 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice for requesting such materials.

Q. Who is entitled to vote?

Each holder of record of company common stock on the Record Date for the Annual Meeting is entitled to attend and vote at the Annual Meeting.

Q. What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?

- **Stockholders of record.** You are a stockholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.
- **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.

- The company has requested banks, brokerage firms and other nominees who hold shares of our common stock on behalf of beneficial owners of the shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. The company has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. How many votes do I have?

Every holder of a share of common stock on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual Meeting and to one vote per share on each other matter presented at the Annual Meeting. On the Record Date, there were 113,390,243 shares of common stock outstanding and entitled to vote at the Annual Meeting.

Q. What proposals are being presented at the Annual Meeting?

The company intends to present proposals numbered one, two and three for stockholder consideration and voting at the Annual Meeting. These proposals are for:

1 Election of six (6) members of the Board of Directors;

2 Advisory vote to approve the company's executive compensation; and

3 Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, the company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from our stockholders give the proxy holders the authority to vote on such matter in their discretion.

Q. How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

- FOR the election of the six (6) directors nominated by our Board and named in this proxy statement;

- FOR the approval, on an advisory basis, of the compensation of our named executive officers; and

- FOR the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Q. How do I attend the Annual Meeting?

All stockholders are invited to attend the Annual Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual Meeting. Only stockholders who own company common stock as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your ownership. Registration will begin at 1:00 p.m. Eastern Time and the Annual Meeting will begin at 2:00 p.m. Eastern Time.

- If your company shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted and an admission ticket will be held for you at the check-in area at the Annual Meeting.

- If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual Meeting.

- If your company shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares, but you can still attend the Annual Meeting if you bring a recent bank or brokerage statement showing that you owned our common stock on the Record Date. You should report to the check-in area for admission to the Annual Meeting.

Q. How do I vote and what are the voting deadlines?

You may vote your shares in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- Via the internet: You can submit a proxy via the Internet until 11:59 p.m. Eastern Time on May 3, 2016, by accessing the web site http://www.envisionreports.com/IVR and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.

- By telephone: You can submit a proxy by telephone until 11:59 p.m. Eastern Time on May 3, 2016, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.

- By mail: If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common stock in an account with a bank or broker (i.e. in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 3, 2016.

Even if you plan to be present at the Annual Meeting, we encourage you to vote your common stock by proxy using one of the methods described above. Stockholders of record who attend the meeting may vote their common stock in person, even though they have sent in proxies.

Q. May I change or revoke my vote?

Yes. You may change your vote in one of several ways at any time before it is cast:

- Grant a subsequent proxy via the Internet or telephone;

- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;

- Notify our Secretary in writing before the Annual Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or

- If you are a stockholder of record, or a beneficial owner with a proxy from the stockholder of record, vote in person at the Annual Meeting.

Q. What will happen if I do not vote my shares?

- **Stockholders of record.** If you are the stockholder of record of your shares and you do not vote in person at the Annual Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual Meeting.

- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under the rules of the New York Stock Exchange, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 3, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1 and 2. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1 or 2, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

Q. What is the effect of a broker non-vote or abstention?

Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to Maryland law, broker non-votes and abstentions are not included in the determination of the shares of common stock voting on such matter, but are counted for quorum purposes.

Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?

- **Stockholders of record.** If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2 and 3.

- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 3, but do not have discretion to vote on non-routine matters, such as Proposals No. 1 and 2. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 3 and any other routine matters properly presented for a vote at the Annual Meeting.

Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means you own company common stock in more than one account, such as individually and jointly with another person. **Please vote all of your common stock.** Please see the section entitled **Householding of Proxy Materials** on page 37 for information on how you may elect to receive only one Notice.

Q. What is a quorum?

A quorum is necessary to hold a valid meeting. The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum for the conduct of business.

Q. What vote is required in order to approve each proposal?

For each proposal, the affirmative vote of a majority of the votes cast on such proposal at the Annual Meeting is required. Votes "cast" include only votes cast with respect to shares present in person or represented by proxy and excludes abstentions and broker non-votes.

Q. How will voting on any other business be conducted?

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, we do not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the persons named as proxies will vote on the matter in their discretion.

Q. What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled Annual Meeting. You will still be able to change or revoke your proxy until it is voted.

Q. Who will count the votes?

A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

Q. How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual Meeting.

Important additional information

Costs of solicitation
The cost of solicitation of proxies will be paid by the company. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $6,500 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report on Form 10-K will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Principal executive offices
Our principal executive office is located at 1555 Peachtree Street, NE, Atlanta, Georgia 30309. Our telephone number is (404) 892-0896.

Stockholder proposals for the 2017 annual meeting
In accordance with the rules established by the SEC, any stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual meeting of stockholders must be received by us no later than 120 days before the anniversary of the date of this Proxy Statement (e.g. not later than November 25, 2016). Such proposals should be sent to our Secretary in writing to Invesco Mortgage Capital Inc., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bylaws, and must be a proper subject for stockholder action under Maryland law.

A stockholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Maryland law, our Bylaws and other legal requirements, without seeking to have the proposal included in the company's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bylaws, notice of such a proposal must generally be provided to our Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. The period under our Bylaws for receipt of such proposals for next year's meeting is thus from October 26, 2016 to November 25, 2016. (However, if the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, any notice by a stockholder of business or the nomination of directors for election or reelection to be brought before the annual meeting to be timely must be so delivered (i) not earlier than the 150th day prior to such annual meeting and (ii) not later than 5:00 p.m., Eastern Time on the later of (A) the 120th day prior to such annual meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxyholders to vote proxies in their discretion in certain cases if the stockholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

United States Securities and Exchange Commission reports
A copy of the company's Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2015 (the ''Annual Report''), is being furnished concurrently herewith to all stockholders as of the Record Date. Please read it carefully.

Stockholders may obtain a copy of the Annual Report, without charge, by visiting the company's website or by submitting a request to our Secretary at: company.secretary@ invescomortgagecapital.com or by writing Invesco Mortgage Capital Inc., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Upon request to our Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Communications with the chairman and non-executive directors

Any interested party may communicate with the Chairman of our Board or to our non-executive directors as a group at the following addresses:

E-mail: company.secretary@invescomortgagecapital.com
Mail: Invesco Mortgage Capital Inc.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains the Invesco Mortgage Capital Compliance Reporting Line for employees of the manager or its affiliates or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Compliance Reporting Line is available on the company's website.

Persons may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication appropriately addressed to:

Audit Committee
Invesco Mortgage Capital Inc.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

Householding of proxy materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common stock will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Secretary at: company.secretary@invescomortgagecapital.com, or by mail to Invesco Mortgage Capital Inc., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a stockholder at a shared address to which a single copy of the applicable document was delivered. Stockholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the company's Investor Relations Department at the contact address and telephone number provided above.